COASTAL PACIFIC PROVIDES ADDITIONAL SANTA RITA PROPERTY DETAILS FROM 43-101 REPORT

CALGARY, AB October 27, 2010 -- Coastal Pacific Mining Corp. (OTCBB: CPMCF) ("Coastal Pacific” or the “Company"), further to yesterday’s announcement of a letter of intent in regards to the Santa Rita Property, situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru (“Property”), the Company is providing additional information on the Property as obtained from a recent 43-101 report.

The goals of the report were to confirm the existence of polymetallic mineralization on the Property, produce an independent 43-101 Technical Report summarizing the geological knowledge accumulated and recommend further exploration if needed. The current report met its original objectives.

This Property offers a good short- and long-term potential and it is surprising that it has remained poorly explored to this date. A systematic exploration program is necessary to define the geologic and economic continuity of the veins and manto and possibly identify other mineralization. These studies are required before making any production decisions.

The Property is situated approximately 200 km southeast of Lima. The two (2) subject claims covering an area of 1200 hectares are named: Celeste No 3 and Nueva Santa Rita (“Claims”). The Claims are centered on Universal Transverse Mercator coordinate system, Provisional South American Datum 1956, zone 18L, 456480 meters East and 854570 meters North. The Claims are 100% owned by Peter Hans Fluck.

Four formations and one group outcrop within the Property: (i) lower- Cretaceous Chulec-Pariatambo Formation, (ii) mid-Cretaceous Jumasha Formation limestones, (iii) upper Cretaceous Casapalca Formation redbeds, (iv) Tertiary-Eocene Sacsaquero Group volcanic extrusive rocks, and (v) Tertiary-Oligocene Castrovirreyna Formation pyroclastic rocks.

The mineralization occurs within the Jumasha Formation on the west limb of an important anticlinal structure striking northwest. Normal faults parallel to the fold axis have developed on both limbs producing the rugged topography observed in the area. The Jumasha Formation comprises massive to thick-bedded sequence of limestone inter-bedded with minor dolomites. It is an important formation in central Peru where it hosts skarn deposits. For example, more than 3⁄4 of the Antamina world-class deposit exoscarn is hosted within this Formation (Love et al., 2004).

Mineralization on the Property is associated with sub-vertical barite, galena and sphalerite veins and breccias. The mineralizing fluids also have infiltrated a 1-2m thick permeable bed within the limestone sequence forming manto-type mineralization containing high grade zones near the vein/breccia intersections and irregularly distributed high grade bodies within the mineralized bed. An alteration halo with disseminated mineralization surrounds the high grade mineralization.

The veins are composed of barite, galena, sphalerite and quartz with a minor amount of pyrite and iron carbonates. The vein mineralization is characterized by elevated silver, lead and zinc contents that average 290.7 g/t (n=17, s(n-1)=153.6), 14.65% (n=17, s(n-1)=5.69) and 7.00% (n=17, s(n-1)=5.47) respectively.

The manto mineralization occurs on both sides of the Callancocha River and along a ridge that extends north up to the vein systems. The mineralized layer outcrops over a distance of more than 500 meters. The polymetallic mineralization is particularly well developed at the intersection between the vein/breccia structures and a 1.0-1.5m thick silicified bed within the Jumasha limestone sequence where high grade mineralization occurs. Elongated and silicified mineralized bodies are also irregularly distributed within the mineralized stratum. In both cases, the mineralized rock is composed of  galena and sphalerite with a barite, quartz, Fe-oxides, Fe-carbonates gangue. The mineralized bodies distribution density, dimensions and grades have not yet been systematically studied; however, they can reach up to 5m wide, 2 m high and extends over 10m down-dip as observed in a north of the River.

The manto mineralization is characterized by elevated silver, lead and zinc contents that average 196.3 g/t (n=39, s(n-1)=118.4), 12.75% (n=39, s(n-1)=7.39) and 9.03% (n=39, s(n-1)=7.23) respectively.

Large prospective areas remain mostly unexplored. For example, a NW-trending anticline and normal faults have been mapped on the Property west of Chilicocha Lake where the Chulec and Paritambo limestone Formations outcrop. The fold axis and faults have the same orientation as the mineralized structures located on Humaspunco Mountain and are also possibly mineralized. The intense fracturing caused by these structures may have properly prepared the ground for a large volume deposit or facilitated the intrusion of an igneous body. Widespread argillic alteration located at higher stratigraphic levels also occurs directly south of the Property indicating that a large hydrothermal system was once active in this area.

The Santa Rita property’s geological setting (limestone, major structures such as an anticline and normal faults) is favorable for several types of intrusion-related hydrothermal deposits such as vein, manto and skarn deposit types. The Property appears to hold both vein and manto deposit types; however, skarn mineralization in the Jumasha, Chulec and Pariatambo Formations limestone is also a possibility if a felsic body was intruded nearby (1-2 km). These deposit types belong to a continuum of genetically-related deposits which includes many individual occurrences with mixed characteristics. Mineralization on the Property is associated with sub-vertical barite, galena and sphalerite veins and breccias. The mineralizing fluids also have infiltrated a 1-2m thick permeable bed within the limestone sequence forming manto-type mineralization containing high grade zones near the vein/ breccia intersections and irregularly distributed high grade bodies within the mineralized bed. An alteration halo with disseminated mineralization surrounds the high grade mineralization. The following is a brief description of the three mineralization types.

Zegarra (1983) described at least six mineralized veins that outcrop on Humaspunco Mountain where the previous operators extracted ore via a 100m adit and two 50m galleries (Figure 11.1 & 11.2). The structures are visible on historical IGN airphotos. The veins strike northwest and dip steeply to the northeast (70-75o) and have known lengths that reach up to 300m (Table11.1). Zegarra (1983) reports mineralized widths that vary between 0.50m to 1.20m and average 0.73m. The veins are composed of barite, galena, sphalerite and quartz with a minor amount of pyrite and iron carbonates. The vein mineralization is characterized by elevated silver, lead and zinc contents that average 290.7 g/t (n=17, s(n-1)=153.6), 14.65% (n=17, s(n-1)=5.69) and 7.00% (n=17, s(n-1)=5.47) respectively (Zegarra,1983; Table 11.2).

Steeply dipping vein/breccia structures also occur on the Humaspunco Mountain foothills intimately associated with high grade mineralization within the mineralized layer. They have irregular widths that usually are below 1.5m but can reach up to 4m at the level of the mineralized bed. They are vertically continuous for over 20m. At least two vein/breccia systems have been identified along Callancocha River. They are formed of barite matrix locally containing crested barite (Figure 11.3) and sub-angular to sub-rounded dolomitized limestone fragments (Figure 11.4). The vein locally contains 1-2 cm euhedral galena crystals and anhedral sphalerite.

The vein/breccia mineralization is characterized by elevated silver, lead and zinc contents that average 76.9 g/t (n=2, s(n-1)=61.8), 4.94% (n=2, s(n-1)=2.68) and 20.04% (n=2, s(n-1)=20.26) respectively.

The Santa Rita has open pit potential with an excess of 1,300,000 tons of mineralization identified with a current potential value of over $350,000,000, based on approximately $500 per ton head grade. It has wide veins and a surface manto which are attractive features of the Property

The President of Coastal Pacific Mining Corp., Mr. Joseph Bucci, says “As we continue our review of the information available on this property, we are becoming increasingly confident of the merits of development potential on hand.”

About Coastal Pacific

Coastal Pacific activities are to explore, develop and mine gold and silver resources in North and South America. As its primary focus, Coastal Pacific will joint venture with companies having reserves to develop and produce. Currently the Company is in a joint venture agreement in Ontario, Canada.

Our philosophy is to participate with companies who are in the later stage of exploration and are ready for development. Gold and silver have been used as money for over 3,000 years. History has shown that in periods of market downturns gold and silver have proven to be a dependable hedge for investors against both inflation and any monetary crisis.

Coastal Pacific Mining Corp.

927 Drury Ave NE
Calgary, Alberta T2E 0M3
Web: www.coastalpacificminingcorp.com
For information: info@coastalpacificminingcorp.com

Contact:
Joseph Bucci, President
403.612.3001
joebucci@coastalpacificminingcorp.com

Cautionary note:

FORWARD-LOOKING STATEMENTS: “Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Statements relating to the company’s business activities and other statements in this press release are forward-looking statements within the meaning of the Securities Litigation Reform Act of 1995. Such statements are based on current expectations about the Company’s business. Words such as expects, anticipates, intends, plans, believes, estimates and similar words and expressions are intended to identify such forward-looking statements. These statements involve risks that are difficult to evaluate. Actual results can vary from descriptions herein due to many factors including changes in metal prices and business conditions; changes in laws and regulations; problems encountered in exploration and obtaining permits; changes in the competitive environment; technological advances; shortages of skilled workers, drill rigs and equipment; the need for additional capital and other risks listed in the Company’s Securities and Exchange Commission filings under "risk factors" and elsewhere. Forward-looking statements speak only as of the date they were made. The Company does not undertake any obligation to update forward-looking statements.